EXHIBIT 16




January 13, 2004



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Commissioners:

We have read the statements made by General Datacomm Industries, Inc. (copy attached), which we understand will be filed with the Commission, pursuant to
Item 4 of Form 8-K, as part of the Company's Form 8-K report dated October 1, 2003, as amended. We agree with the statements concerning our Firm in such Form 8-K. PricewaterhouseCoopers LLP makes no comment whatsoever regarding any current or future disclosure of changes or improvements of any kind to internal controls implemented by the Company in order to address material weaknesses and reportable events related to such internal controls.



Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP